

07002560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 2007
503

SEC FILE NUMBER
8- 34109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgewood Associates, Inc. NJ

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East Ridgewood Avenue
(No. and Street)

Paramus (City) NJ (State) 07653 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip P. Marino (201) 599- 2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 E 42nd Street (Address) New York (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip P. Marino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgewood Associates, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BERNARD J. HOOGLAND
Notary Public of New Jersey
My Commission Expires

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditors' Report on Internal Accounting Control

X (p) Note to Financial Statements

Ridgewood Associates, Inc.

Financial Statements

December 31, 2006



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors
Ridgewood Associates, Inc.

We have audited the accompanying statements of financial condition of Ridgewood Associates, Inc. as of December 31, 2006, and 2005 and the related statements of income and changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Associates, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 16, 2007

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Ridgewood Associates, Inc.

Statements of Financial Condition

December 31,

	2006	2005
ASSETS		
Cash and cash equivalents	$ 83,146	$ 110,215
Investment securities	9,237	3,300
Receivables from brokers or dealers	70,879	84,082
Prepaid expenses	13,492	11,187
Property and equipment, net	16,135	25,142
Other	6,600	6,600
	$ 199,489	$ 240,526
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 29,962	$ 45,598
Accrued wages	26,081	34,012
Total Liabilities	56,043	79,610
Stockholder's Equity		
Capital stock, no par, 1,000 shares authorized, 100 shares issued and outstanding	1,000	1,000
Additional paid-in capital	99,000	99,000
Retained earnings	43,446	60,916
Total Stockholder's Equity	143,446	160,916
	$ 199,489	$ 240,526

Ridgewood Associates, Inc.

Statements of Income

Years Ended December 31,

	2006	2005
REVENUE		
Commissions	$ 565,426	$ 646,793
Interest and dividends	4,050	2,614
Unrealized gain on investment	1,137	-
Other income	50	51
Total Revenue	570,663	649,458
EXPENSES		
Employee compensation and benefits	413,403	456,300
Communications	6,542	6,852
Occupancy	55,031	53,766
Taxes, other than income	27,419	29,108
Other operating expenses	85,738	108,267
Total Expenses	588,133	654,293
Net Loss	$ (17,470)	$ (4,835)

See notes to financial statements

Ridgewood Associates, Inc.

Statement of Changes in Stockholders' Equity

Years Ended December 31, 2006 and 2005

	Capital Stock	Capital	Earnings	Total
Balance, January 1, 2005	$ 1,000	$ 99,000	$ 65,751	$ 165,751
2005				
Net loss	-	-	(4,835)	(4,835)
Balance, December 31, 2005	$ 1,000	$ 99,000	$ 60,916	$ 160,916
2006				
Net loss	-	-	(17,470)	(17,470)
Balance, December 31, 2006	$ 1,000	$ 99,000	$ 43,446	$ 143,446

See notes to the financial statements.

Ridgewood Associates, Inc.

Statements of Cash Flows

December 31,

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (17,470)	$ (4,835)
Adjustments to reconcile net income to		
cash (used) provided by operating activities		
Depreciation	12,279	12,030
Unrealized gain on investment	(1,137)	
Changes in operating assets and liabilities		
Receivables from brokers or dealers	13,203	(4,017)
Prepaid expenses	(2,305)	1,515
Accounts payable and accrued expenses	(15,636)	7,942
Accrued wages	(7,931)	3,134
Net Cash (Used) Provided by Operating Activities	(18,997)	15,769
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(3,272)	(7,845)
Purchase of investment securities	(4,800)	-
Net Cash Used by Investing Activities	(8,072)	(7,845)
Net (Decrease) Increase in Cash and Cash Equivalents	(27,069)	7,924
CASH AND CASH EQUIVALENTS		
Beginning of year	110,215	102,291
End of year	$ 83,146	$ 110,215

See notes to financial statements

Ridgewood Associates, Inc.

Notes to Financial Statements

1. Organization

Business

Ridgewood Associates, Inc. (the Company) was incorporated on December 12, 1985. However, its initial capitalization was made January 1, 1988 when the assets, liabilities and broker/dealer registration of Ridgewood Associates (a sole proprietorship), were transferred to the corporation and 100 shares of no par capital stock were issued by the corporation in consideration thereto.

The Company is an introducing broker and has a standard agreement with its clearing broker, all securities are cleared on a fully disclosed basis through the clearing broker.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Income Taxes

The Company has elected S corporation status for federal and state income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Cash Equivalents

For purposes of the statements of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Ridgewood Associates, Inc.

Notes to Financial Statements

2. Significant Accounting Policies *(continued)*

Furniture and Equipment

As of December 31, 2006 and 2005, furniture and equipment consisted of:

	2006	2005
Furniture and equipment	$ 88,488	$ 86,129
Accumulated depreciation	72,353	60,987
	$ 16,135	$ 25,142

Depreciation expense amounted to $11,366 and $14,821 for the years ended December 31, 2006 and 2005.

3. Commitments

The Company's non-cancellable lease agreement for office space expires April 30, 2008. The annual rent is $53,200 for the duration of the lease.

Rental expense for the years ended December 31, 2006 and 2005 amounted to $55,031 and $54,561, respectively.

2007	$ 53,200
2008	17,733
Total	$ 70,933

4. Deferred Savings Plan

During 1988, the Company instituted a deferred saving plan for the benefit of its employees. The plan is qualified under Section 408(e) of the Internal Revenue Code. No contributions were made by the Company for the years ended December 31, 2006 and 2005.

5. Deferred Contribution Plan

The Company has a defined contribution plan that covers all eligible employees. Contributions to the plan are made at the Company's discretion. Expenses were $19,000 and $23,000 for the years ended December 31, 2006 and 2005, respectively.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital; both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company had net capital of $104,242 which was $54,242 in excess of its required net capital. The company's net capital ratio was .54 to 1.

Supplementary Information
Pursuant To Rule 17a-5 Of The
Securties Exchange Act Of 1934

Ridgewood Associates, Inc.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15C3-1

As of December 31, 2006

Net Capital		$ 143,446
Total stockholders' equity		
Total stockholders' equity qualified for net capital		$ 143,446
Deduction and/or charges:		
Non-allowable assets:		
Furniture and equipment	16,135	
Prepaid expenses	13,492	
Other assets	6,600	36,227
Haircuts on securities:		
Other securities		2,977
Net capital		104,242
Computation of Basic Net Capital Requirement		
Minimum net capital required 6-2/3% of aggregate indebtedness or $50,000, whichever is greater		$ 50,000
Excess net capital		$ 54,242
Computation of Aggregate Indebtedness		
Total aggregate indebtedness liabilities		$ 56,043
Percent of aggregate indebtedness to net capital		0.54

Reconciliation of Computation of Net Capital
Under Securities and Exchange Rule 15c3-1

There are no material differences between the computation presented above and the firms X-17a(5) Part II(A) filing.

Ridgewood Associates, Inc.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2006

The Firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2006

The Firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the Firm does not have possession of customer securities.



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report On Internal Control Structure Required By Sec Rule 17a-5

The Board of Directors
Ridgewood Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Ridgewood Associates, Inc. (the "Company"), for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of a significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 16, 2007

END